Exhibit 99.1

Condensed Consolidated Interim Financial Statements

September 30, 2018

(Unaudited)

TASEKO MINES LIMITED

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Cdn$ in thousands, except share and per share amounts)

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2018	2017	2018	2017

Revenues	4	74,297	78,508	232,749	282,891
Cost of sales
Production costs	5	(40,555)	(33,375)	(149,196)	(137,871)
Depletion and amortization	5	(20,174)	(11,785)	(52,909)	(33,161)
Earnings from mining operations		13,568	33,348	30,644	111,859

General and administrative		(3,328)	(2,181)	(10,830)	(9,941)
Share-based compensation recovery (expense)	15b	428	(2,231)	1,223	(5,673)
Exploration and evaluation		154	(450)	(1,381)	(1,409)
Gain (loss) on derivatives	6	728	(1,151)	579	(8,466)
Other income (expenses)		547	(3,346)	1,206	(2,800)
Income before financing costs and income taxes		12,097	23,989	21,441	83,570

Finance expenses	7	(9,829)	(8,385)	(28,873)	(37,738)
Finance income		296	403	940	1,204
Foreign exchange gain (loss)		5,833	10,433	(9,759)	18,897
Income (loss) before income taxes		8,397	26,440	(16,251)	65,933

Income tax (expense) recovery	8	(1,299)	(6,304)	197	(24,071)
Net income (loss)		7,098	20,136	(16,054)	41,862

Other comprehensive income (loss):
Unrealized gain (loss) on financial assets	3b, 9	70	(297)	(1,335)	(731)
Foreign currency translation reserve		(2,563)	(4,355)	3,954	(8,267)
Total other comprehensive income (loss)		(2,493)	(4,652)	2,619	(8,998)

Total comprehensive income (loss)		4,605	15,484	(13,435)	32,864

Earnings (loss) per share
Basic		0.03	0.09	(0.07)	0.19
Diluted		0.03	0.09	(0.07)	0.18

Weighted average shares outstanding (thousands)
Basic		228,373	226,358	227,684	225,296
Diluted		229,780	229,859	227,684	228,305

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Statements of Cash Flows

(Cdn$ in thousands)

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2018	2017	2018	2017
Operating activities
Net income (loss) for the period		7,098	20,136	(16,054)	41,862
Adjustments for:
Depletion and amortization		20,174	11,785	52,909	33,161
Income tax expense (recovery)	8	1,299	6,304	(197)	24,071
Share-based compensation expense (recovery)	15b	(386)	2,250	(994)	5,779
Loss (gain) on derivatives	6	(728)	1,151	(579)	8,466
Finance expenses, net		9,533	7,982	27,933	36,534
Unrealized foreign exchange (gain) loss		(5,244)	(10,299)	10,817	(19,225)
Write-down of mine equipment		-	3,551	-	3,551
Deferred revenue deposit	13	-	-	-	44,151
Amortization of deferred revenue	13	(937)	(296)	(2,809)	(1,026)
Deferred electricity repayments		-	(1,662)	(4,841)	(2,711)
Other operating activities		(205)	(1,294)	(205)	(1,846)
Net change in non-cash working capital	17	(12,551)	(2,484)	(16,022)	6,413
Cash provided by operating activities		18,053	37,124	49,958	179,180

Investing activities
Purchase of property, plant and equipment	11	(20,927)	(28,975)	(68,834)	(68,883)
Purchase of copper put options	6	-	(2,026)	(1,063)	(2,960)
Proceeds from copper put options	6	401	-	401	-
Investment in other financial assets		(253)	(1,395)	(253)	(1,395)
Other investing activities		153	222	495	509
Cash used for investing activities		(20,626)	(32,174)	(69,254)	(72,729)

Financing activities
Interest paid		(502)	(526)	(15,444)	(29,432)
Proceeds from equipment loan, net	12	-	-	8,943	-
Repayment of capital leases and equipment loans	12	(3,034)	(3,658)	(8,984)	(12,695)
Proceeds on exercise of options and warrants		50	223	322	2,517
Net proceeds from issuance of senior secured notes		-	(118)	-	317,596
Repayment of senior notes		-	-	-	(264,180)
Repayment of senior secured credit facility		-	-	-	(92,463)
Settlement of copper call option		-	-	-	(15,745)
Cash used for financing activities		(3,486)	(4,079)	(15,163)	(94,402)
Effect of exchange rate changes on cash and equivalents		(331)	(2,247)	(480)	(5,410)
Increase (decrease) in cash and equivalents		(6,390)	(1,376)	(34,939)	6,639
Cash and equivalents, beginning of period		51,682	97,045	80,231	89,030
Cash and equivalents, end of period		45,292	95,669	45,292	95,669

Supplementary cash flow disclosures	17

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Balance Sheets

(Cdn$ in thousands)

(Unaudited)

		September 30,	December 31,
	Note	2018	2017

ASSETS
Current assets
Cash and equivalents		45,292	80,231
Accounts receivable		15,499	21,618
Inventories	10	72,627	39,639
Other financial assets	9	2,867	2,774
Prepaids		2,256	1,474
		138,541	145,736

Property, plant and equipment	11	807,547	797,265
Other financial assets	9	40,657	40,537
Goodwill		5,337	5,172
		992,082	988,710

LIABILITIES
Current liabilities
Accounts payable and other liabilities		47,473	47,382
Advance payments on product sales		8,011	–
Current portion of long-term debt	12	10,850	11,270
Current portion of deferred revenue	13	3,836	1,312
Interest payable on senior secured notes		8,259	1,143
Current income tax payable		1,181	302
		79,610	61,409

Long-term debt	12	329,951	317,948
Provision for environmental rehabilitation ("PER")		100,820	107,874
Deferred and other tax liabilities		85,157	89,045
Deferred revenue	13	38,904	39,640
Other financial liabilities	14	2,375	5,714
		636,817	621,630

EQUITY
Share capital	15	423,422	422,091
Contributed surplus		48,814	47,478
Accumulated other comprehensive income ("AOCI")		3,008	389
Deficit		(119,979)	(102,878)
		355,265	367,080
		992,082	988,710

Commitments and contingencies		13,16

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Statements of Changes in Equity

(Cdn$ in thousands)

(Unaudited)

	Note	Share capital	Contributed surplus	AOCI	Deficit	Total

Balance at January 1, 2017		417,975	45,747	12,357	(137,140)	338,939
Issuance of warrants		-	1,876	-	-	1,876
Share-based compensation		-	2,765	-	-	2,765
Exercise of options and warrants		3,535	(1,017)	-	-	2,518
Settlement of performance share units		-	(1,876)	-	-	(1,876)
Total comprehensive income (loss) for the period		-	-	(8,998)	41,862	32,864
Balance at September 30, 2017		421,510	47,495	3,359	(95,278)	377,086

Balance at January 1, 2018		422,091	47,478	389	(102,878)	367,080
Adjustment on initial application of IFRS 15	3	-	-	-	(1,047)	(1,047)
Adjusted balance at January 1, 2018		422,091	47,478	389	(103,925)	366,033
Share-based compensation		-	2,345	-	-	2,345
Exercise of options and warrants		431	(109)	-	-	322
Settlement of performance share units		900	(900)	-	-	-
Total comprehensive income (loss) for the period		-	-	2,619	(16,054)	(13,435)
Balance at September 30, 2018		423,422	48,814	3,008	(119,979)	355,265

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the “Company” or “Taseko”) is a corporation governed by the British Columbia Business Corporations Act. These unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine month periods ended September 30, 2018 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia, Canada and the State of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as disclosed in Note 3. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2017, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on October 30, 2018.

(b) Use of judgments and estimates

In preparing these condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at the year ended December 31, 2017, except for new judgments in the determination of the financing component with respect to the silver purchase and sale agreement presented as deferred revenue (Note 3) and in the determination of the amount of insurance recoverable (Note 5).

3. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The Company has applied the following revised or new IFRS that were issued and effective January 1, 2018:

(a) IFRS 15, Revenue from Contracts with Customers

The Company has adopted IFRS 15 effective January 1, 2018 using the cumulative effect method. Accordingly, the comparative information presented for 2017 has not been restated and is accounted for under under IAS 18 Revenue.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services and the Company has satisfied its performance obligation. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. Cash received in advance of meeting these conditions is recorded as advance payments.

Under the terms of the Company’s concentrate sales contracts, the final sales amount is based on final assay results and quoted market prices which may be in a period subsequent to the date of sale. Revenues for these sales, net of treatment and refining charges are recorded when the customer obtains control of the concentrate, based on an estimate of metal contained using initial assay results and forward market prices for the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to four months. This settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

There have been no significant changes in the accounting for copper and molybdenum concentrate revenue as a result of the transition to IFRS 15.

Deferred revenue

Deferred revenue arose from an up-front payment received by the Company in consideration for future commitments as specified in its silver streaming arrangement. Revenue from the streaming arrangement is recognized when the customer obtains control of the silver metal and the Company has satisfied its performance obligations.

The Company identified a significant financing component related to its streaming arrangement resulting from a difference in the timing of the up-front consideration received and the expected future deliveries of metal. Interest expense on deferred revenue is recognized as a finance expense. The interest rate is determined based on the rate implicit in the streaming agreement at the date of inception. The deferred revenue continues to be amortized and recognized in revenue on a per unit basis using the number of silver ounces expected to be delivered over the life of the Gibraltar Mine. However on transition to IFRS 15, the revenue per silver ounce has changed due to the recognition of the financing component of the deferred revenue. The transitional adjustment for the recognition of the financing component is disclosed in Note 13.

The initial consideration received from the streaming arrangement is considered variable, subject to changes in the total silver ounces to be delivered. Changes to variable consideration will be reflected in revenue in the consolidated statement of income (loss) in the period the change is identified.

The following table summarizes the impact of transition to IFRS 15 on deficit at January 1, 2018:

Deficit, as at December 31, 2017	(102,878)
Deferred revenue adjustment, net of tax (Note 13)	(1,047)
Deficit after adoption of IFRS 15, as at January 1, 2018	(103,925)

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

The following table summarizes the impact of adopting IFRS 15 on the Company’s condensed consolidated interim balance sheet as at September 30, 2018:

	As reported	Adjustments	Amounts without Adoption of IFRS 15

Current portion of deferred revenue	3,836	2,634	1,202
Deferred revenue	38,904	(112)	39,016
Deferred tax liability	85,157	(681)	85,838
Deficit	(119,979)	(1,841)	(118,138)

The following table summarizes the impact of adopting IFRS 15 on the Company’s condensed consolidated interim statement of comprehensive income (loss) for the nine months ended September 30, 2018:

	As reported	Adjustments	Amounts without Adoption of IFRS 15
Revenue	232,749	2,075	230,674
Finance expenses	(28,873)	(3,162)	(25,711)
Income tax recovery	197	293	(96)
Net loss	(16,054)	(794)	(15,260)
Total comprehensive loss	(13,435)	(794)	(12,641)

(b) IFRS 9, Financial Instruments

The Company adopted IFRS 9 effective January 1, 2018. There have been no changes to the carrying value of any of the Company’s assets or liabilities as a result of this new accounting standard. The Company has not restated comparative information for prior periods with respect to the classification and measurement requirements of IFRS 9. Accordingly, the comparative information for 2017 is presented under IAS 39.

The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities and derivative financial instruments. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortized cost; Fair Value through Other Comprehensive Income (FVOCI); or Fair Value from Profit or Loss (FVPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVPL:

-	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset as FVPL if doing so significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies apply to the subsequent measurement of financial assets.

i)	Financial assets at FVPL – These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

ii)

Financial assets at amortized cost – These assets are subsequently measured at amortized cost using the effective interest method, and reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

iii)

Equity investments at FVOCI – These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

The following table explains the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets as at January 1, 2018:

	Footnote	Original Classification under IAS 39	New Classification under IFRS 9
Financial assets
Cash and cash equivalents		Loans and receivables	Amortized cost
Accounts receivables		Loans and receivables	Amortized cost
Settlement receivables		Fair value – non-hedge derivative instrument	FVPL
Copper put option contracts		Fair value – non-hedge derivative instrument	FVPL
Marketable securities	(1)	Available-for-sale	FVOCI
Investment in subscription receipts	(1)	Available-for-sale	FVOCI
Reclamation deposits	(1)	Available-for-sale	FVOCI
Restricted cash		Loans and receivables	Amortized cost

(1)

These equity related securities represent investments that the Company intends to hold for the long-term. As permitted by IFRS 9, the Company has designated these investments at the date of initial application as measured at FVOCI.

(c) IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. A company can choose to apply IFRS 16 before that date

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

but only if it also applies IFRS 15 Revenue from Contracts with Customers. Upon adoption of IFRS 16, the Company anticipates it will record a material balance of lease assets and associated lease liabilities related to leases on the Consolidated Balance Sheet at January 1, 2019. The Company plans to apply IFRS 16 at the date it becomes effective and has not yet quantified the impact of this standard on its consolidated financial statements.

4. REVENUE

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Copper contained in concentrate	74,904	79,786	236,732	284,890
Molybdenum concentrate	8,044	3,052	17,892	15,988
Silver (Notes 3 and 13)	1,000	325	3,169	1,351
Price adjustments on settlement receivables	(3,617)	1,509	(7,725)	6,461
Total gross revenue	80,331	84,672	250,068	308,690
Less: Treatment and refining costs	(6,034)	(6,164)	(17,319)	(25,799)
Revenue	74,297	78,508	232,749	282,891

5. COST OF SALES

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Site operating costs	63,436	31,904	169,984	122,098
Transportation costs	5,149	4,498	12,507	15,207
Insurance recoverable	(3,875)	-	(7,875)	-
Changes in inventories of finished goods	(17,439)	(5,440)	(17,593)	(5,696)
Changes in inventories of ore stockpiles	(6,716)	2,413	(7,827)	6,262
Production costs	40,555	33,375	149,196	137,871
Depletion and amortization	20,174	11,785	52,909	33,161
Cost of sales	60,729	45,160	202,105	171,032

Cost of sales consists of site operating costs (which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair and maintenance costs, consumables, operating supplies and external services), transportation costs, and depletion and amortization.

The Company has finalized an insurance claim related to the Cariboo region wildfires in July 2017 and the amount of the insurance claim is $7,875 (75% basis). In the three and nine month periods ended September 30, 2018, the Company has recorded an insurance recoverable of $3,875 and $7,875, respectively.

6. DERIVATIVE INSTRUMENTS

At September 30, 2018 the Company had options outstanding for 15 million pounds of copper with maturity dates spread evenly over the fourth quarter of 2018 with a strike price of US$2.80 per pound. The fair value of these outstanding options is $1,117.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

The following table outlines the gains and losses associated with derivative instruments:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Realized (gain) loss on copper put options	(194)	504	2,107	1,089
Unrealized (gain) loss on copper put options	(534)	647	(2,686)	1,072
Change in fair value of copper call option	-	-	-	6,305
	(728)	1,151	(579)	8,466

The copper call option was repurchased in June 2017 and is no longer outstanding.

7. FINANCE EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Interest expense	8,221	7,818	23,920	22,932
Finance expense – deferred revenue (Notes 3 and 13)	1,020	-	3,162	-
Accretion on PER	588	567	1,791	1,704
Loss on settlement of long-term debt	-	-	-	13,102
	9,829	8,385	28,873	37,738

8. INCOME TAX

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Current expense	280	420	770	1,396
Deferred expense (recovery)	1,019	5,884	(967)	22,675
	1,299	6,304	(197)	24,071

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

9. OTHER FINANCIAL ASSETS

	September 30, 2018	December 31, 2017
Current:
Marketable securities	1,750	2,444
Copper put option contracts (Note 6)	1,117	330
	2,867	2,774
Long-term:
Investment in subscription receipts	2,400	2,400
Reclamation deposits	30,757	30,637
Restricted cash	7,500	7,500
	40,657	40,537

10. INVENTORIES

	September 30, 2018	December 31, 2017
Ore stockpiles	21,078	9,332
Copper contained in concentrate	23,305	5,933
Molybdenum concentrate	438	217
Materials and supplies	27,806	24,157
	72,627	39,639

11. PROPERTY, PLANT & EQUIPMENT

During the three month period ended September 30, 2018, the Company capitalized stripping costs of $7,620 and incurred other capital expenditures for Gibraltar of $6,459. In addition, the Company capitalized development costs of $4,690 for the Florence Copper project and $1,870 for the Aley Niobium project. Additions to property, plant and equipment in the three month period also include $501 of non-cash depreciation on mining assets related to capitalized stripping.

During the nine month period ended September 30, 2018, the Company capitalized stripping costs of $29,957 and incurred other capital expenditures for Gibraltar of $11,684. In addition, the Company capitalized development costs of $31,436 for the Florence Copper project and $2,370 for the Aley Niobium project. Additions to property, plant and equipment in the nine month period also include $2,327 of non-cash depreciation on mining assets related to capitalized stripping.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

12. DEBT

	September 30, 2018		December 31, 2017

	Carrying Value	Fair Value	Carrying Value	Fair Value
Current:
Capital leases	7,278	7,159	9,651	9,697
Secured equipment loans	3,572	3,513	1,619	1,602
	10,850	10,672	11,270	11,299
Long-term:
Senior secured notes	313,696	329,120	302,085	322,306
Capital leases	9,069	8,920	14,110	14,178
Secured equipment loans	7,186	7,148	1,753	1,727
	329,951	345,188	317,948	338,211

In June 2018, the Company entered into a new equipment loan for $9,000. The equipment loan is repayable in monthly installments over a four year term and bears interest at an annual rate of 5.46%. The equipment loan is secured by equipment with a carrying value of $15,553.

13. DEFERRED REVENUE

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. (“Osisko”), whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko’s share of all future payable silver production from Gibraltar will be delivered to Osisko. In addition to the initial deposit, the Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

The Company recorded the initial deposit as deferred revenue and recognizes amounts in revenue as silver is delivered to Osisko. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar Mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

The silver sale agreement has a minimum term of 50 years and automatically renews for successive 10-year periods as long as Gibraltar mining operations are active. If the initial deposit is not fully reduced through silver deliveries at current market prices at time of the deliveries, a cash payment for the remaining amount will be due to Osisko at the expiry date of the agreement. The Company’s obligations under the agreement are secured by a pledge of Taseko’s 75% interest in the Gibraltar Joint Venture.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

The following table summarizes changes in deferred revenue:

Upfront cash deposit	44,151
Issuance of warrants	(1,876)
Amortization of deferred revenue	(1,323)
Balance at December 31, 2017	40,952
Transitional adjustment for IFRS 15 (Note 3)	1,435
Finance expense (Note 3, 7)	3,162
Amortization of deferred revenue	(2,809)
Balance at September 30, 2018	42,740

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	September 30, 2018	December 31, 2017
Current	3,836	1,312
Non-current	38,904	39,640
	42,740	40,952

14. OTHER FINANCIAL LIABILITIES

	September 30, 2018	December 31, 2017
Long-term:
Deferred share units (Note 15b)	2,375	5,714

15. EQUITY

(a) Share capital

Common shares (thousands)
Common shares outstanding at January 1, 2018	227,000
Settlement of performance share units	1,024
Exercise of share options	377
Common shares outstanding at September 30, 2018	228,401

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

(b) Share-Based Compensation

	Options (thousands)	Average price
Outstanding at January 1, 2018	9,281	1.40
Granted	1,724	2.84
Exercised	(377)	0.85
Cancelled/forfeited	(120)	2.24
Expired	(100)	2.02
Outstanding at September 30, 2018	10,408	1.64
Exercisable at September 30, 2018	8,778	1.52

During the nine month period ended September 30, 2018, the Company granted 1,724,500 (2017 – 1,910,500) share options to directors, executives and employees, exercisable at an average exercise price of $2.84 per common share over a three to five year period. The total fair value of options granted was $2,483 (2017 – $1,165) based on a weighted average grant-date fair value of $1.44 (2017 – $0.61) per option.

The fair value of options was measured at the grant date using the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the Black-Scholes formula are as follows:

Nine months ended September 30, 2018
Expected term (years)	4.4
Forfeiture rate	0%
Volatility	64%
Dividend yield	0%
Risk-free interest rate	1.8%
Weighted-average fair value per option	$1.44

The Company has other share-based compensation plans in the form of Deferred Share Units (“DSUs”) and Performance Share Units (“PSUs”).

The continuity of DSUs and PSUs issued and outstanding is as follows:

	DSUs (thousands)	PSUs (thousands)
Outstanding at January 1, 2018	1,943	1,219
Granted	385	400
Settled	-	(409)
Outstanding at September 30, 2018	2,328	1,210

During the nine month period ended September 30, 2018, 385,000 DSUs were issued to directors (2017 – 620,000) and 400,000 PSUs to senior executives (2017 – 400,000). The fair value of DSUs and PSUs granted was $2,982 (2017 – $1,301), with a weighted average fair value at the grant date of $2.86 per unit for the DSUs (2017 – $1.27 per unit) and $4.70 per unit for the PSUs (2017 – $2.33 per unit).

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

For the three and nine month periods ended September 30, 2018, the Company recognized total share-based compensation recoveries of $386 and $994 respectively (2017: $2,250 and $5,779 expense).

(c) Share Purchase Warrants

At September 30, 2018, the Company had 3,000,000 share purchase warrants outstanding at an exercise price of $2.74 per share and with an expiry date of April 1, 2020. These warrants were issued in March, 2017 in connection with the silver stream purchase and sale agreement (Note 13).

16. COMMITMENTS AND CONTINGENCIES

(a) Commitments

As at September 30, 2018, the Company had commitments to incur capital expenditures of $304 (2017: $nil) for the Florence Copper project and $1,145 (2017: $3,162) for the Gibraltar joint venture, of which the Company’s share is $859.

The Company is a party to certain contracts relating to operating leases and service and supply agreements. Future minimum payments under these agreements as at September 30, 2018 are presented in the following table:

Remainder of 2018	1,614
2019	6,456
2020	2,034
2021	511
2022	241
2023 and thereafter	-
Total operating commitments	10,856

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $9,035 as at September 30, 2018.

17. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Change in non-cash working capital items
Accounts receivable	4,366	3,653	6,885	4,136
Inventories	(25,727)	(3,127)	(29,069)	696
Prepaids	223	423	(782)	(557)
Accounts payable and accrued liabilities	2,043	(3,363)	1,543	3,303
Advance payments on product sales	8,011	-	8,011	-
Interest payable	(88)	(70)	(64)	(90)
Income tax payable	(1,379)	-	(2,546)	(1,075)
	(12,551)	(2,484)	(16,022)	6,413

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

Non-cash financing activities
Share purchase warrants issued (Note 13)	-	-	-	1,876
Assets acquired under capital lease	-	12,019	-	13,059
Share purchase warrants exercised	-	-	-	(830)
	-	12,019	-	14,105

18. RELATED PARTIES

Related Party Transactions

	Transaction value for the three months ended September 30,		Transaction value for the nine months ended September 30
	2018	2017	2018	2017
Hunter Dickinson Services Inc.:
General and administrative expenses	276	285	982	1,008
Exploration and evaluation expenses	10	11	34	84
	286	296	1,016	1,092
Gibraltar joint venture:
Management fee income	293	291	875	875
Reimbursable compensation expenses and third party costs	81	(6)	127	33
	374	285	1,002	908

			Balance due (to) from as at September 30,
			2018	2017
Hunter Dickinson Services Inc. Gibraltar Joint Venture			(38) 189	(61) 285

Three directors of the Company are also principals of Hunter Dickinson Services Inc. (“HDSI”), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI. For the three month period ended September 30, 2018, the Company incurred total costs of $286 (Q3 2017: $296) in transactions with HDSI. Of these, $108 (Q3 2017: $119) related to administrative, legal, exploration and tax services, $108 related to reimbursements of office rent costs (Q3 2017: $107), and $70 (Q3 2017: $70) related to director fees for two Taseko directors who are also principals of HDSI.

For the nine month period ended September 30, 2018, the Company incurred total costs of $1,016 (2017: $1,092) in transactions with HDSI. Of these, $388 (2017: $463) related to administrative, legal, exploration and tax services, $418 related to reimbursements of office rent costs (2017: $419), and $210 (2017: $140) related to director fees for two Taseko directors who are also principals of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

19. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

	Level 1	Level 2	Level 3	Total
September 30, 2018
Financial assets designated as FVPL
Copper put option contracts	-	1,117	-	1,117
Financial assets irrevocably designated as FVOCI
Marketable securities	1,750	-	-	1,750
Investment in subscription receipts	-	-	2,400	2,400
Reclamation deposits	30,757	-	-	30,757
	32,507	1,117	2,400	36,024
December 31, 2017
Financial assets designated as FVPL
Copper put option contracts	-	331	-	331
Financial assets irrevocably designated as FVOCI
Marketable securities	2,444	-	-	2,444
Investment in subscription receipts	-	-	2,400	2,400
Reclamation deposits	30,638	-	-	30,638
	33,082	331	2,400	35,813

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at September 30, 2018.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the capital leases and secured equipment loans, Level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.46% based on the relevant loans effective interest rate.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

The fair values of the Level 2 instruments are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

The subscription receipts, a Level 3 instrument, are valued based on a management estimate. As the subscription receipts are an investment in a private exploration and development company, there are no observable market data inputs. At September 30, 2018 the determination of the estimated fair value of the investment includes comparison to the market capitalization of comparable public companies.

Commodity Price Risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces. To manage the Company’s operating margins effectively in volatile metals markets, the Company enters into copper option contracts. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put option contracts are typically extended adding incremental quarters at established strike prices to provide the necessary price protection.

Provisional pricing mechanisms embedded within the Company’s sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable. The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

As at September 30, 2018
Copper increase/decrease by US$0.26/lb.[1]	4,507

1 The analysis is based on the assumption that the period end copper price increases 10% with all other variables held constant. At September 30, 2018, 13 million pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at September 30, 2018 of CAD/USD 1.2945 was used in the analysis.

The sensitivities in the above table have been determined with foreign currency exchange rates held constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.